SPROTT ANNOUNCES FIRST QUARTER 2022 RESULTS
TORONTO, ON - May 6, 2022 - Sprott Inc. (NYSE/TSX: SII) (“Sprott” or the “Company”) today announced its financial results for the quarter ended March 31, 2022.
Management commentary
"Sprott continued to deliver outstanding financial results in the first quarter of 2022, as Assets Under Management (“AUM”) increased to $23.7 billion, up $3.2 billion (16%) from December 31, 2021. Net income was $6.5 million ($0.26 per share), up $3.3 million ($0.13 per share) from the quarter ended March 31, 2021. Adjusted base EBITDA was $18.2 million ($0.73 per share), up 24%, or $3.6 million ($0.14 per share) from the quarter ended March 31, 2021. Our strong operating performance during the quarter was driven by market value appreciation in our uranium, gold and silver strategies and more than $1.3 billion of inflows to our exchange listed product offerings," said Peter Grosskopf, CEO of Sprott.
"As a leading provider of both precious metals and real assets investment solutions to our global client base, we view the energy-transition space as a strategic fit with our existing suite of products. The Sprott Physical Uranium Trust, which was launched in July 2021, recently surpassed $3 billion in AUM. On April 22, 2022, subsequent to quarter end, we further expanded our energy-transition platform, closing the previously announced acquisition of the North Shore Global Uranium Miners ETF (“URNM”) which is now trading on the New York Stock Exchange as the Sprott Uranium Miners ETF. This transaction added another $1.1 billion of AUM and established Sprott as the largest manager of uranium investments in the world with approximately $4 billion in uranium related, energy-transition AUM. While we are pleased with our early success, we continue to see opportunities to further grow this area of our business."

Financial highlights1
Key AUM highlights
•AUM was $23.7 billion as at March 31, 2022, up $3.2 billion (16%) from December 31, 2021. On a three months ended basis, we benefited from strong market value appreciation across our fund products and strong inflows to our physical uranium, physical gold and physical silver trusts in particular.
Key revenue highlights
•Management fees were $27.2 million in the quarter, up $4.7 million (21%) from the quarter ended March 31, 2021. Carried interest and performance fees were $2 million in the quarter, down $5.9 million (74%) from the quarter ended March 31, 2021. Net fees were $25.5 million in the quarter, up $1.8 million (7%) from the quarter ended March 31, 2021. Our revenue performance was primarily due to higher average AUM given strong market value appreciation and inflows in our exchange listed products segment (primarily our physical uranium, physical gold and physical silver trusts). These increases were partially offset by lower carried interest crystallization in our private strategies segment.
•Commission revenues were $13.1 million in the quarter, up $0.6 million (5%) from the quarter ended March 31, 2021. Net commissions were $6.6 million in the quarter, down $0.3 million (4%) from the quarter ended March 31, 2021. Commissions earned on the purchase of uranium in our exchange listed products segment were more than offset by weaker mining equity origination activity in our brokerage segment.
•Finance income was $1.4 million in the quarter, up $0.2 million (15%) from the quarter ended March 31, 2021. Our quarterly results were primarily driven by income generation in co-investment positions we hold in LPs managed in our private strategies segment.
Key expense highlights
•Net compensation expense was $15.7 million in the quarter, up $3.9 million (33%) from the quarter ended March 31, 2021. The increase was primarily due to higher long-term incentive plan ("LTIP") amortization and higher salaries on new hires that were partially offset by lower annual incentive compensation ("AIP").
•SG&A was $3.4 million in the quarter, up $0.1 million (3%) from the quarter ended March 31, 2021. The increase was mainly due to higher marketing, regulatory and technology costs.

1 See “non-IFRS financial measures” section on this press release and schedule 2 and 3 of "Supplemental financial information"

Earnings summary

•Net income was $6.5 million ($0.26 per share) in the quarter, up $3.3 million ($0.13 per share) from the quarter ended March 31, 2021. Adjusted base EBITDA was $18.2 million ($0.73 per share) in the quarter, up 24%, or $3.6 million ($0.14 per share) from the quarter ended March 31, 2021.
During the quarter, we benefited from strong market value appreciation and strong inflows to our physical uranium, physical gold and physical silver trusts. These increases were only partially offset by weaker mining equity origination activity in our brokerage segment.
Subsequent events
•Subsequent to the quarter end, on April 22, 2022, the Company closed on the previously announced transaction to acquire the North Shore Global Uranium ETF (“URNM”).
•On May 5, 2022, the Sprott Board of Directors announced a quarterly dividend of $0.25 per share.

Supplemental financial information

Please refer to the March 31, 2022 interim financial statements of the Company and the related management discussion and analysis filed earlier this morning for further details into the Company's financial position as at March 31, 2022 and the company's financial performance for the three months ended March 31, 2022.
Schedule 1 - AUM continuity

3 months results

(In millions $)	AUM Dec. 31, 2021	Net inflows (1)	Market value changes	Other (2)	AUM Mar. 31, 2022	Blended management fee rate (3)

Exchange listed products
- Physical trusts
- Physical Gold Trust	5,008	590	289	—	5,887	0.35%
- Physical Gold and Silver Trust	4,094	(34)	242	—	4,302	0.40%
- Physical Silver Trust	3,600	123	219	—	3,942	0.45%
- Physical Uranium Trust	1,769	639	736	—	3,144	0.30%
- Physical Platinum & Palladium Trust	132	19	13	—	164	0.50%
- Exchange Traded Funds	356	16	58	—	430	0.35%
	14,959	1,353	1,557	—	17,869	0.38%

Managed equities
- Precious metals strategies	2,141	7	216	—	2,364	0.83%
- Other (4)(5)	1,141	28	70	—	1,239	1.15%
	3,282	35	286	—	3,603	0.93%

Private strategies	1,426	8	7	—	1,441	0.76%

Other	776	—	(10)	—	766	0.51%

Total (6)	20,443	1,396	1,840	—	23,679	0.49%

(1) See 'Net inflows' in the key performance indicators and non-IFRS and other financial measures section of the MD&A.
(2) Includes new AUM from fund acquisitions and lost AUM from fund divestitures and capital distributions of our private strategies LPs.
(3) Management fee rate represents the weighted average fees for all funds in the category.
(4) Includes institutional managed accounts and high net worth discretionary managed accounts in the U.S.
(5) Prior year figures have been restated to conform with current year presentation. See the “Business overview” section of the MD&A.
(6) No performance fees are earned on exchange listed products. Performance fees are earned on all precious metals strategies (other than bullion funds) based on returns above relevant benchmarks. Other managed equities strategies primarily earn performance fees on flow-through products. Private strategies LPs earn carried interest calculated as a pre-determined net profit over a preferred return.

Schedule 2 - Summary financial information

(In thousands $)	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q3 2020	Q2 2020
Summary income statements
Management fees	27,172	27,783	28,612	25,062	22,452	22,032	19,934	15,825
Trailer, sub-advisor and fund expenses	(853)	(872)	(637)	(552)	(599)	(583)	(527)	(516)
Direct payouts	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)	(476)	(490)
Carried interest and performance fees	2,046	4,298	—	—	7,937	10,075	—	—
Carried interest and performance fee payouts - internal	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)	—	—
Carried interest and performance fee payouts - external (1)	(476)	(790)	—	—	(595)	—	—	—
Net fees	25,476	26,536	26,083	23,186	23,725	25,300	18,931	14,819
Commissions	13,077	14,153	11,273	7,377	12,463	6,761	9,386	6,133
Commission expense - internal	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)	(3,313)	(1,887)
Commission expense - external (1)	(3,310)	(3,016)	(2,382)	(49)	(253)	(98)	(344)	(161)
Net commissions	6,633	7,009	5,802	4,292	6,921	4,570	5,729	4,085
Finance income	1,433	788	567	932	1,248	1,629	757	656
Gain (loss) on investments	(1,473)	(43)	310	2,502	(4,652)	(3,089)	4,408	8,142
Other income	208	313	529	438	303	949	914	285
Total net revenues	32,277	34,603	33,291	31,350	27,545	29,359	30,739	27,987

Compensation	21,789	20,632	18,001	15,452	22,636	20,193	16,280	10,991
Direct payouts	(1,384)	(1,367)	(1,892)	(1,198)	(890)	(695)	(476)	(490)
Carried interest and performance fee payouts - internal	(1,029)	(2,516)	—	(126)	(4,580)	(5,529)	—	—
Commission expense - internal	(3,134)	(4,128)	(3,089)	(3,036)	(5,289)	(2,093)	(3,313)	(1,887)
Severance, new hire accruals and other	(514)	(187)	(207)	(293)	(44)	(65)	(210)	(358)
Net compensation	15,728	12,434	12,813	10,799	11,833	11,811	12,281	8,256
Severance, new hire accruals and other	514	187	207	293	44	65	210	358
Selling, general and administrative	3,438	4,172	3,682	3,492	3,351	2,320	2,465	2,944
Interest expense	480	239	312	260	350	331	320	350
Depreciation and amortization	976	1,136	1,134	1,165	1,117	1,023	992	1,049
Other expenses	1,976	2,910	3,875	876	4,918	4,528	4,154	2,893
Total expenses	23,112	21,078	22,023	16,885	21,613	20,078	20,422	15,850

Net income	6,473	10,171	8,718	11,075	3,221	6,720	8,704	10,492
Net Income per share	0.26	0.41	0.35	0.44	0.13	0.27	0.36	0.43
Adjusted base EBITDA	18,173	17,705	16,713	15,050	14,605	14,751	12,024	9,204
Adjusted base EBITDA per share	0.73	0.71	0.67	0.60	0.59	0.60	0.49	0.38
Operating margin	57%	55%	52%	52%	51%	51%	47%	49%

Summary balance sheet
Total assets	380,843	365,873	375,819	361,121	356,986	377,348	358,300	338,931
Total liabilities	83,584	74,654	84,231	64,081	67,015	86,365	81,069	70,818

Total AUM	23,679,354	20,443,088	19,016,313	18,550,106	17,073,078	17,390,389	16,259,184	13,893,039
Average AUM	21,646,082	20,229,119	19,090,702	18,343,846	17,188,205	16,719,815	16,705,046	13,216,415
(1) These amounts are included in the "Trailer, sub-advisor and fund expenses" line on the consolidated statements of operations.

Schedule 3 - EBITDA reconciliation

	3 months ended

(in thousands $)	Mar. 31, 2022	Mar. 31, 2021

Net income for the periods	6,473	3,221
Adjustments:
Interest expense	480	350
Provision for income taxes	2,692	2,711
Depreciation and amortization	976	1,117
EBITDA	10,621	7,399

Other adjustments:
(Gain) loss on investments (1)	1,473	4,652
Amortization of stock based compensation	4,177	373
Other expenses (2)	2,443	4,943
Adjusted EBITDA	18,714	17,367

Other adjustments:
Carried interest and performance fees	(2,046)	(7,937)
Carried interest and performance fee payouts - internal	1,029	4,580
Carried interest and performance fee payouts - external	476	595
Adjusted base EBITDA	18,173	14,605
Operating margin (3)	57%	51%
(1) This adjustment removes the income effects of certain gains or losses on short-term investments, co-investments, and digital gold strategies to ensure the reporting objectives of our EBITDA metric as described below are met.
(2) In addition to the items outlined in Note 5 of the interim financial statements, this reconciliation line also includes $0.5 million severance, new hire accruals and other for the three months ended March 31, 2022 (nominal for the three months ended March 31, 2021). This reconciliation line excludes nominal income (loss) attributable to non-controlling interests for the three months ended March 31, 2022 (nominal for the three months ended March 31, 2021).
(3) Calculated as adjusted base EBITDA inclusive of depreciation and amortization. This figure is then divided by revenues before gains (losses) on investments, net of direct costs as applicable.

Conference Call and Webcast

A conference call and webcast will be held today, May 6, 2022 at 10:00 am ET to discuss the Company's financial results. To participate in the call, please dial (855) 458-4215 ten minutes prior to the scheduled start of the call and provide conference ID 54907466. A taped replay of the conference call will be available until Friday, May 13, 2022 by calling (855) 859-2056, reference number 54907466. The conference call will be webcast live at www.sprott.com and https://edge.media-server.com/mmc/p/g8fqgbqt.

Non-IFRS Financial Measures

This press release includes financial terms (including AUM, net revenues, net commissions, net fees, expenses, adjusted base EBITDA, net compensation) that the Company utilizes to assess the financial performance of its business that are not measures recognized under International Financial Reporting Standards (“IFRS”). These non-IFRS measures should not be considered alternatives to performance measures determined in accordance with IFRS and may not be comparable to similar measures presented by other issuers. Non-IFRS financial measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Our key performance indicators and non-IFRS and other financial measures are discussed below. For quantitative reconciliations of non-IFRS financial measures to their most directly comparable IFRS financial measures please see schedule 2 and schedule 3 of the "Supplemental financial information" section of this press release.
Net fees
Management fees, net of trailer, sub-advisor, fund expenses and direct payouts, and carried interest and performance fees, net of carried interest and performance fee payouts (internal and external), are key revenue indicators as they represent the net revenue contribution after directly associated costs that we generate from our AUM.
Net commissions
Commissions, net of commission expenses (internal and external), arise primarily from transaction-based service offerings of our brokerage segment and purchases and sales of uranium in our exchange listed products segment.
Net compensation
Net compensation excludes commission expenses paid to employees, other direct payouts to employees, carried interest and performance fee payouts to employees, which are all presented net of their related revenues in the MD&A, and severance, new hire accruals and other which are non-recurring.
EBITDA, adjusted EBITDA, adjusted base EBITDA
EBITDA in its most basic form is defined as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is a measure commonly used in the investment industry by management, investors and investment analysts in understanding and comparing results by factoring out the impact of different financing methods, capital structures, amortization techniques and income tax rates between companies in the same industry. While other companies, investors or investment analysts may not utilize the same method of calculating EBITDA (or adjustments thereto), the Company believes its adjusted base EBITDA metric, in particular, results in a better comparison of the Company's underlying operations against its peers and a better indicator of recurring results from operations as compared to other non-IFRS financial measures.

Forward Looking Statements

Certain statements in this press release contain forward-looking information and forward-looking statements (collectively referred to herein as the "Forward-Looking Statements") within the meaning of applicable Canadian and U.S. securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify Forward-Looking Statements. In particular, but without limiting the forgoing, this press release contains Forward-Looking Statements pertaining to: (i) our belief that we will continue to grow in the energy transition space; and (ii) the declaration, payment and designation of dividends and confidence that our business will support the dividend level without impacting our ability to fund future growth initiatives.

Although the Company believes that the Forward-Looking Statements are reasonable, they are not guarantees of future results, performance or achievements. A number of factors or assumptions have been used to develop the Forward-Looking Statements, including: (i) the impact of increasing competition in each business in which the Company operates will not be material; (ii) quality management will be available; (iii) the effects of regulation and tax laws of governmental agencies will be consistent with the current environment; (iv) the impact of COVID-19; and (v) those assumptions disclosed under the heading "Critical Accounting Estimates, Judgments and Changes in Accounting Policies" in the Company’s MD&A for the period ended March 31, 2022. Actual results, performance or achievements could vary materially from those expressed or implied by the Forward-Looking Statements should assumptions underlying the Forward-Looking Statements prove incorrect or should one or more risks or other factors materialize, including: (i) difficult market conditions; (ii) poor investment performance; (iii) failure to continue to retain and attract quality staff; (iv) employee errors or misconduct resulting in regulatory sanctions or reputational harm; (v) performance fee fluctuations; (vi) a business segment or another counterparty failing to pay its financial obligation; (vii) failure of the Company to meet its demand for cash or fund obligations as they come due; (viii) changes in the investment management industry; (ix) failure to implement effective information security policies, procedures and capabilities; (x) lack of investment opportunities; (xi) risks related to regulatory compliance; (xii) failure to manage risks appropriately; (xiii) failure to deal appropriately with conflicts of interest; (xiv) competitive pressures; (xv) corporate growth which may be difficult to sustain and may place significant demands on existing administrative, operational and financial resources; (xvi) failure to comply with privacy laws; (xvii) failure to successfully implement succession planning; (xviii) foreign exchange risk relating to the relative value of the U.S. dollar; (xix) litigation risk; (xx) failure to develop effective business resiliency plans; (xxi) failure to obtain or maintain sufficient insurance coverage on favourable economic terms; (xxii) historical financial information being not necessarily indicative of future performance; (xxiii) the market price of common shares of the Company may fluctuate widely and rapidly; (xxiv) risks relating to the Company’s investment products; (xxv) risks relating to the Company's proprietary investments; (xxvi) risks relating to the Company's lending business; (xxvii) risks relating to the Company’s brokerage business; (xxviii) those risks described under the heading "Risk Factors" in the Company’s annual information form dated February 24, 2022; and (xxix) those risks described under the headings "Managing Financial Risks" and "Managing Non-Financial Risks" in the Company’s MD&A for the period ended March 31, 2022. In addition, the payment of dividends is not guaranteed and the amount and timing of any dividends payable by the Company will be at the discretion of the Board of Directors of the Company and will be established on the basis of the Company’s earnings, the satisfaction of solvency tests imposed by applicable corporate law for the declaration and payment of dividends, and other relevant factors. The Forward-Looking Statements speak only as of the date hereof, unless otherwise specifically noted, and the Company does not assume any obligation to publicly update any Forward-Looking Statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities laws.

About Sprott

Sprott is a global leader in precious metal and real asset investments. We are specialists. Our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities, Private Strategies and Brokerage. Sprott has offices in Toronto, New York and London and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams
Managing Director
Investor and Institutional Client Relations;
Head of Corporate Communications
(416) 943-4394
gwilliams@sprott.com